EFES

File: 082-04144

04012378

January 19, 2004

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the 2003 sales volume performance.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

File: 082-04144

EFES BEVERAGE GROUP / ANADOLU EFES
GENERAL RELEASE TO THE PUBLIC
JANUARY 16TH, 2004

IMPRESSIVE VOLUME GROWTH IN 2003

The Efes Beverage Group (EBG) is a system of companies producing and marketing beer, malt and soft drinks across a geography including Turkey, South East Europe and Central Asia. The Group with an annual brewing capacity in excess of 1.8 billion liters, malting capacity of 150,000 tonnes and Coca-Cola bottling capacity around 420 million unit cases per year is one of the leading beverage systems in the region.

Efes Beverage Group / Anadolu Efes

Anadolu Efes Biracılık ve Malt Sanayi A.Ş. ("Anadolu Efes") is the holding company of the Efes Beverage Group's businesses, as well as an operating company under which the Turkish Beer operations are managed. Anadolu Efes is listed in the Istanbul Stock Exchange (AEFES.IS).

As of end of 2003 our total beer sales volume reached 1,175 million liters growing by 29% vs 2002.

Our total soft drinks volume including the Turkish Coca-Cola operations grew by 10% reaching 248 million unit cases in 2003.

Domestic Beer Operations

With continuous focus on the market, growth of our Turkish beer business gained further momentum in 2003. Sales volumes increased by 7%, thereby outperforming the market growth and reaching 610 million liters from a 2002 base of 572 million litres. Our Turkish beer operations posted their highest increase since 2000.

With the inclusion of the exported volumes, which grew 31% in 2003, total sales volume of our Turkish beer operations reached an all time high of 642 million liters resulting in a growth of 8% vs 2002.

International Beer Operations

Our international beer operations are conducted by **Efes Breweries International N.V. ("EBI")**, an 85% subsidiary of Anadolu Efes. EBI commenced production in two state of the art breweries in Rostov-Russia and Almaty-Kazakhstan, and has also acquired three breweries in Chisinau-Moldova, Ufa-Russia and Pancevo-Serbia, in 2003.

Volume Breakdown



Ukraine 2%
Serbia 1%
Kazakh 9%
Russia 62%
Romania 10%
Moldo 16%

EBI's sales volume reached 532 million liters resulting in a record 68% growth. The **organic** growth in 2003, excluding the acquisitions, was 24%. The share of our international beer volumes relative to total beer volumes grew from 37% in 2002 to 48% in 2003.

The Efes Beverage Group Management had set itself a long term goal in 1999 to generate 50% of its beer volume through international sales by 2004. Hence this objective was realized in 2003, one year ahead of target.

In our **Russian** beer operations, the impressive growth trend continued throughout 2003 resulting in a 59% volume growth. The **organic** growth in the same period was 33%, excluding the volume of Amstar Brewery posted from July 2003 on. The industry volume growth in 2003 for Russia was 7%, resulting in an impressive market share growth for our brands in Russia.

"Stary Melnik" maintained its number 1 position in the Russian local premium beer segment, increasing its market share to 24%, based on AC Nielsen as of November 2003. **"Efes Pilsener"** on the other hand; is also leading the licensed premium beer segment in Russia with 16% market share.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent **Mr. Hurşit Zorlu** **Mr. Orhun Köstem**

File: 082-04144

EFES BEVERAGE GROUP / ANADOLU EFES
GENERAL RELEASE TO THE PUBLIC
JANUARY 16TH, 2004

Our successful beer operation in **Kazakhstan** delivers 9% of EBI's sales volume. Our local brand "**Karagandinskoe"** maintained its leading position in the Kazakh market with 18% market share. We have generated strong results by posting 13% volume growth vs 2002.

In **Romania**, "Interbrew Efes Brewery", a strategic alliance with Interbrew, has increased its sales volume by 4% in 2003. Our 50%-50% joint venture currently has 9% share in the total Romanian beer market.

Our operations in **Moldova**, that were included in EBI in 2003, accounted for 16% of EBI's sales volume. We lead the Moldovan beer market with 78% market share and increased our sales volume by 26% in 2003.

Pancevo Brewery, in **Serbia**, was acquired in August 2003, and volumes were recorded in EBI from September 2003 onwards. **"Weifert"**, our main Serbian brand was completed and relaunched in December 2003.

Our brewery in **Ukraine**, acquired in 2001, had a slight decline in its sales volumes and constituted 2% of EBI's sales volume.

Coca-Cola Operations

Coca-Cola İçecek A.Ş. ("CCI") is the biggest bottler and the distributor, by volume, of non-alcoholic commercial beverages in Turkey. Anadolu Efes is the largest local shareholder of CCI with 33% stake, that posted a significant sales volume growth in 2003 at 7%, reaching 222 million unit cases (2002: 208 million unit cases).

Volume Breakdown


CCBB 10%
CCAB 59%
ACCB 31%

Our International Coca Cola operations are conducted by **Efes Sınai Yatırım Holding A.Ş. ("Efes Invest")** which is a 52% subsidiary of Anadolu Efes. Efes Invest (EFES.IS) is listed both in Istanbul and London Stock Exchanges. The total sales volume in our Kazakhstan, Azerbaijan and Kyrgyzstan franchises, which are fully consolidated in Efes Invest's operations, grew by 42% in 2003 to 28 million unit cases from 19.7 million unit cases in 2002 *(including the volume of distributed beer products in both years)*.